Exhibit 10.3
Execution Copy
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
     AGREEMENT, dated effective as of April 24, 2007, by and between Clear Channel Communications, Inc., a Texas corporation (the “Company”), and Randall Mays (“Executive”).
     WHEREAS, the Company and the Executive previously entered into that certain Employment Agreement dated as of March 10, 2005 (the “Existing Agreement”), which agreement the Company and Executive agreed, by that certain Second Amendment dated as of November 16, 2006 (the “Second Amendment”), would be amended as provided in the Second Amendment subject to the closing of the transactions contemplated under that certain Agreement and Plan of Merger between BT Triple Crown Merger Co., Inc., B Triple Crown Finco, LLC, T Triple Crown Finco, LLC and the Company, dated November 16, 2006 (the “Merger Agreement”); and
     WHEREAS, the Company and the Executive desire to amend and restate the terms of the Existing Agreement between the Company and the Executive that are to be effective in the absence of the occurrence of the transactions contemplated under the Merger Agreement (the “Merger”);
     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth below, the parties hereby agree to amend and restate the Existing Agreement as follows:
     1. Employment. The Company hereby agrees to continue to employ Executive as the President and Chief Financial Officer of the Company, and Executive hereby accepts such continued employment, on the terms and conditions hereinafter set forth.
     2. Term. The period of employment of Executive by the Company under this Agreement (the “Employment Period”) shall commence on the date first set forth above (the “Commencement Date”) and shall continue through the seventh anniversary thereof; provided, that, the Employment Period shall automatically be extended for one (1) additional day each day during the Employment Period unless either party gives written notice not to extend this Agreement. The Employment Period may be sooner terminated by either party in accordance with Section 6 of this Agreement.
     3. Position and Duties. During the Employment Period, Executive shall serve as President and Chief Financial Officer of the Company, and shall report solely and directly to the Company’s Chief Executive Officer, Chairman and the Board of Directors of the Company (the “Board”). Executive shall have those powers and duties normally associated with the position of President and Chief Financial Officer of entities comparable to the Company and such other powers and duties as may be prescribed by the Board; provided that, such other powers and duties are consistent with Executive’s position as President and Chief Financial Officer of the Company. Executive shall devote as much of his working time, attention and energies during normal business hours (other than absences due to illness or vacation) to satisfactorily perform his duties for the Company. Notwithstanding the above, Executive shall be permitted, to the extent such activities do not substantially interfere with the performance by Executive of his duties and responsibilities hereunder to (i) manage Executive’s personal, financial and legal affairs, (ii) to serve on civic or charitable boards or committees (it being expressly understood and agreed that Executive’s continuing to serve on any such board and/or committees on which Executive is serving, or with which Executive is otherwise associated, as of the Commencement Date shall be deemed not to interfere with the performance by Executive of his duties and responsibilities under this Agreement) and (iii) deliver lectures or fulfill speaking engagements. During the Employment Period, Executive shall also serve as a director of the Company. If L. Lowry Mays ceases to serve as Chairman of the Board at any time during the Employment Period by reason of his death or incapacity, it is the intention of the Board, that either Mark Mays or Randall Mays shall be appointed as the Chairman of the Board, subject only to its fiduciary duties to the Company and its stockholders and applicable law, the Board shall take all action necessary to carry out such intention.
     4. Place of Performance. The principal place of employment of Executive shall be at the Company’s principal executive offices in San Antonio, Texas.
     5. Compensation and Related Matters.
     (a) Base Salary and Bonus. During the Employment Period, the Company shall pay Executive a base salary at the rate of not less than the annual base salary currently in effect as of the date hereof (“Base Salary”). Executive’s Base Salary shall be paid in approximately equal installments in accordance with the Company’s customary payroll practices. The Compensation Committee of the Board (the “Committee”) shall review Executive’s Base Salary for increase (but not decrease) no less frequently than annually and consistent with the compensation practices and guidelines of the Company. If Executive’s Base Salary is increased by the Company, such increased Base Salary shall then constitute the Base Salary for all purposes of this Agreement. In addition to Base Salary, Executive shall be paid a cash bonus in respect of each fiscal year of the Company (a “Fiscal Year”) ending during the Employment Period (the “Annual Bonus”) pursuant to the terms of the annual incentive plan maintained by the Company for the benefit of its senior executives (the “Bonus Plan”), and/or as the Committee may otherwise determine (the Annual Bonus or any other such bonus, a “Bonus”); provided, however, that any Annual Bonus payable under the Bonus Plan shall, notwithstanding any provision of the Bonus Plan to the contrary, if any, be deemed earned by Executive so long as Executive is employed on the last day of the Fiscal Year in respect of which the Annual Bonus shall be payable. Executive’s target Annual Bonus that Executive is eligible to earn in accordance with the terms of the Bonus Plan is hereinafter referred to as the “Bonus Opportunity”.
     (b) Expenses. The Company shall promptly reimburse Executive for all reasonable business expenses upon the presentation of reasonably itemized statements of such expenses in accordance with the Company’s policies and procedures now in force or as such policies and procedures may be modified with respect to all senior executive officers of the Company. In addition, during the Employment Period, Executive shall be entitled to, at the sole expense of the Company, the use of an automobile appropriate to his position and no less favorable than the automobile provided immediately prior to the date of this Agreement.
     (c) Vacation. Executive shall be entitled to the number of weeks of paid vacation per year that he was eligible for immediately prior to the date of this Agreement, but in no event less than four (4) weeks annually. Unused vacation may be carried forward from year to year. In addition to vacation, Executive shall be entitled to the number of sick days and personal days per year that other senior executive officers of the Company with similar tenure are entitled under the Company’s policies.
     (d) Services Furnished. During the Employment Period, the Company shall furnish Executive, with office space, stenographic and secretarial assistance and such other facilities and services no less favorable than those that he was receiving immediately prior to the date of this Agreement or, if better, as provided to other senior executive officers of the Company (other than the Chairman).
     (e) Welfare, Pension and Incentive Benefit Plans. During the Employment Period, Executive (and his spouse and dependents to the extent provided therein) shall be entitled to participate in and be covered under all the welfare benefit plans or programs maintained by the Company from time to time for the benefit of its senior executives (other than benefits maintained exclusively for the Chairman) including, without limitation, all medical, hospitalization, dental, disability, accidental death and dismemberment and travel accident insurance plans and programs. The Company shall at all times provide to Executive (and his spouse and dependents to the extent provided under the applicable plans or programs (subject to modifications affecting all senior executive officers) the same type and levels of participation and benefits as are being provided to other senior executives (and their spouses and dependents to the extent provided under the applicable plans or programs) (other than benefits maintained exclusively for the Chairman) on the Commencement Date. In addition, during the Employment Period, Executive shall be eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company for the benefit of its senior executives.
     (f) Stock Options.
(i)	During each calendar year of the Employment Period occurring after December 31, 2006, the Committee shall cause the Company to grant Executive a stock option to acquire at least 50,000 shares of the Company’s common stock (each, an “Option” and collectively the “Options”) or a number of restricted shares of Common Stock of equivalent value to such Options (each a “Restricted Share” and collectively “Restricted Shares”) (or a combination of Options and Restricted Shares) at such time(s) as the Company has historically granted stock options to its senior executive officers during the year; provided, that, such grants shall be made by at least December 31 of each calendar year occurring after December 31, 2006. Notwithstanding the foregoing, unless otherwise waived by Executive in his sole discretion, Executive shall receive no less than the number of Options or Restricted Shares, as applicable, granted during any prior year of employment. In addition, to the extent necessary to carry out the intended terms of this paragraph (f)(i), such number of Options or Restricted Shares, as applicable, shall be adjusted as is necessary to take into account any change in the common stock of the Company in a manner consistent with adjustments made to other option holders of the Company
(ii)	All Options and Restricted Shares described in paragraph (i) above shall be granted subject to the following terms and conditions: (A) except as provided below, the Options and Restricted Shares shall be granted under and subject to the Company’s stock incentive plan on terms no less favorable than those granted to other senior executives of the Company; (B) the exercise price per share of each Option shall be equal to the last reported sale price of the Company’s common stock on the New York Stock Exchange (or such other principal trading market for the Company’s common stock) at the close of the trading day on the date on which the grant is made; (C) each Option and Restricted Share shall be vested and exercisable as determined by the Committee; (D) each Option shall be exercisable for the ten (10) year period following the date of grant whether or not Executive is employed during such full ten-year term; and (E) each Option and Restricted Share shall be evidenced by, and subject to, a stock option agreement or restricted stock award agreement, as applicable, whose terms and conditions are consistent with the terms hereof.
     6. Termination. Executive’s employment hereunder may be terminated during the Employment Period under the following circumstances:
     (a) Death. Executive’s employment hereunder shall terminate upon his death.
     (b) Disability. If, as a result of Executive’s incapacity due to physical or mental illness, Executive shall have been substantially unable to perform his duties hereunder for an entire period of six (6) consecutive months, and within thirty (30) days after written Notice of Termination is given after such six (6) month period, Executive shall not have returned to the substantial performance of his duties on a full-time basis, the Company shall have the right to terminate Executive’s employment hereunder for “Disability”, and such termination in and of itself shall not be, nor shall it be deemed to be, a breach of this Agreement.
     (c) Cause. The Company shall have the right to terminate Executive’s employment for Cause, and such termination in and of itself shall not be, nor shall it be deemed to be, a breach of this Agreement. For purposes of this Agreement, the Company shall have “Cause” to terminate Executive’s employment upon Executive’s:
(i)	final conviction of a felony involving moral turpitude; or

(ii)	willful misconduct that is materially and demonstrably injurious economically to the Company.
For purposes of this Section 6(c), no act, or failure to act, by Executive shall be considered “willful” unless committed in bad faith and without a reasonable belief that the act or omission was in the best interests of the Company or any entity in control of, controlled by or under common control with the Company (“Affiliates”) thereof. Cause shall not exist under paragraph (ii) unless and until the Company has delivered to Executive a copy of a resolution duly adopted by three-quarters of the members of the Board who are determined to be “independent” (as determined applying the Company’s criteria for Board member independence disclosed in the most recent proxy statement or, if no such criteria are in force, as determined applying the listing standards of the New York Stock Exchange) at a meeting of the Board called and held for such purpose (after reasonable (but in no event less than thirty (30) days) notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Executive was guilty of the conduct set forth in paragraph (ii) and specifying the particulars thereof in detail. This Section 6(c) shall not prevent Executive from challenging in any arbitration or court of competent jurisdiction the Board’s determination that Cause exists or that Executive has failed to cure any act (or failure to act) that purportedly formed the basis for the Board’s determination.
     (d) Good Reason. Executive may terminate his employment for “Good Reason” anytime after Executive has actual knowledge of the occurrence, without the written consent of Executive, of one of the following events:
(i)	(A) any change in the duties or responsibilities (including reporting responsibilities) of Executive that is inconsistent in any adverse respect with Executive’s position(s), duties, responsibilities or status with the Company immediately prior to such change (including any diminution of such duties or responsibilities) or B) an adverse change in Executive’s titles or offices (including, membership on the Board) with the Company. For purposes of clarification, if Executive is required to tender his resignation from the Board pursuant to the bylaws of the Company and such resignation is accepted by the Board or the applicable Board committee, then such acceptance shall constitute Good Reason hereunder;

(ii)	a reduction in Executive’s Base Salary or Bonus Opportunity;

(iii)	(A) any requirement that Executive travel on Company business to an extent substantially greater than the travel obligations of Executive immediately prior to the date of this Agreement or (B) the relocation of the Company’s principal executive offices or Executive’s own office location to a location more than fifteen (15) miles from their location immediately prior to the date hereof;

(iv)	the failure of the Company or any Affiliate to continue in effect any material employee benefit plan, compensation plan, welfare benefit plan or fringe benefit plan in which Executive is participating immediately prior to the date of this Agreement or the taking of any action by the Company or any Affiliate which would adversely affect Executive’s participation in or reduce Executive’s benefits under any such plan, unless Executive is permitted to participate in other plans providing Executive with substantially equivalent benefits;

(v)	any refusal by the Company or any Affiliate to continue to permit Executive to engage in activities not directly related to the business of the Company which Executive was permitted to engage in prior to the date of this Agreement;

(vi)	any purported termination of Executive’s employment for Cause which is not effected pursuant to the procedures of Section 6(c) (and for purposes of this Agreement, no such purported termination shall be effective);

(vii)	the Company’s or any Affiliate’s failure to provide in all material respects the indemnification set forth in Section 11 of this Agreement;

(viii)	a Change in Control of the Company;

(ix)	the failure of the Company to obtain the assumption agreement from any successor (including any subsidiary of the Company that becomes a newly formed public company) as contemplated in Section 13(a);

(x)	the Company or any Affiliate providing Executive the notice not to renew the Employment Period as contemplated by Section 2 hereof;

(xi)	any time that either of the offices of Chairman of the Board or President and Chief Executive Officer is held by someone other than L. Lowry Mays, Mark Mays or Randall Mays; and

(xii)	any other breach of a material provision of this Agreement by the Company or any Affiliate.
     For purposes of clauses (i) through (vii) and (xii) above, an isolated, insubstantial and inadvertent action taken in good faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by Executive shall not constitute Good Reason. Executive’s right to terminate employment for Good Reason shall not be affected by Executive’s incapacity due to mental or physical illness and Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any event or condition constituting Good Reason. Executive’s right to terminate employment for Good Reason shall be extinguished upon termination of Executive’s employment for Cause pursuant to Section 6(c) of this Agreement.
     (e) Without Cause. The Company shall have the right to terminate Executive’s employment hereunder without Cause by providing Executive with a Notice of Termination at least thirty (30) days prior to such termination, and such termination shall not in and of itself be, nor shall it be deemed to be, a breach of this Agreement.
     (f) Without Good Reason. Executive shall have the right to terminate his employment hereunder without Good Reason by providing the Company with a Notice of

Termination at least thirty (30) days prior to such termination, and such termination shall not in and of itself be, nor shall it be deemed to be, a breach of this Agreement.
     For purposes of this Agreement, a “Change in Control” of the Company means the occurrence of one of the following events:
     (1) individuals who, on the Commencement Date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the Commencement Date whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director;
     (2) any “person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes, after the Commencement Date, a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board (the “Company Voting Securities”); provided, however, that an event described in this paragraph (2) shall not be deemed to be a Change in Control if any of following becomes such a beneficial owner: (A) the Company or any majority-owned subsidiary (provided, that this exclusion applies solely to the ownership levels of the Company or the majority-owned subsidiary), (B) any tax-qualified, broad-based employee benefit plan sponsored or maintained by the Company or any majority-owned subsidiary, (C) any underwriter temporarily holding securities pursuant to an offering of such securities, (D) any person pursuant to a Non-Qualifying Transaction (as defined in paragraph (3)), or (E) Executive or any group of persons including Executive (or any entity controlled by Executive or any group of persons including Executive).
     (3) the approval by the shareholders of the Company of a merger, consolidation, share exchange or similar form of transaction involving the Company or any of its subsidiaries, or the sale of all or substantially all of the Company’s assets (a “Business Transaction”), unless immediately following such Business Transaction (i) more than 65% of the total voting power of the entity resulting from such Business Transaction or the entity acquiring the Company’s assets in such Business Transaction (the “Surviving Corporation”) is beneficially owned, directly or indirectly, by the Company’s shareholders immediately prior to any such Business Transaction, and (ii) no person (other than the persons set forth in clauses (A), (B), or (C) of paragraph (2) above or any tax-qualified, broad-based employee benefit plan of the Surviving Corporation or its Affiliates) beneficially owns, directly or indirectly, 20% or more of the total voting power of the Surviving Corporation (a “Non-Qualifying Transaction”); or
     (4) Board approval of a liquidation or dissolution of the Company, unless the voting common equity interests of an ongoing entity (other than a liquidating trust) are beneficially owned, directly or indirectly, by the Company’s shareholders in substantially the same proportions as such shareholders owned the Company’s outstanding voting common equity interests immediately prior to such liquidation and such ongoing entity assumes all existing obligations of the Company to Executive under this Agreement.
     7. Termination Procedure.
     (a) Notice of Termination. Any termination of Executive’s employment by the Company or by Executive during the Employment Period (other than termination pursuant to Section 6(a)) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.
     (b) Date of Termination. “Date of Termination” shall mean (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated pursuant to Section 6(b), thirty (30) days after Notice of Termination (provided that Executive shall not have returned to the substantial performance of his duties on a full-time basis during such thirty (30) day period), and (iii) if Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date (within thirty (30) days after the giving of such notice) set forth in such Notice of Termination.
     8. Compensation Upon Termination or During Disability. In the event Executive is Disabled or his employment otherwise terminates during the Employment Period, the Company shall provide Executive with the payments and benefits set forth below. Executive acknowledges and agrees that the payments set forth in this Section 8 constitute liquidated damages for termination of his employment during the Employment Period.
     (a) Termination By Company without Cause or By Executive for Good Reason. If Executive’s employment is terminated by the Company without Cause or by Executive for Good Reason:
(i)	within five (5) business days following such termination, the Company shall pay to Executive (A) his Base Salary earned but unpaid through the Date of Termination, any Bonus payable in respect of the fiscal year ending prior to the Date of Termination but not yet paid on the Date of Termination, and any accrued vacation pay through the Date of Termination (all such amounts described in this clause (A), collectively, the “Accrued Compensation”), (B) a pro rata portion of Executive’s then Bonus Opportunity (which shall be the prior year’s Bonus Opportunity if no Bonus Opportunity has yet been established for such fiscal year), determined based on the number of days during the Fiscal Year in which the Date of Termination occurs that Executive was employed with the Company, relative to 365 days (such payment the “Prorata Bonus”), and (C) a lump-sum cash payment equal to 2.99 times (the “Severance Multiple”) the sum of Executive’s (x) Base Salary as in effect immediately prior to the Date of Termination (or, if such termination is in the case of Executive’s resignation for Good Reason pursuant to Section 6(d)(ii), Executive’s Base Salary as in effect immediately prior to the date such Base Salary was reduced) and (y) highest Bonus paid to Executive in the five-year period preceding such termination (including, for this purpose, any and all Bonuses paid to Executive prior to the date of this Agreement) provided, that, for purposes of this Section 8(a)(i), Executive’s Bonus shall be deemed to be no less than $1,000,000; and
(ii)	the Company shall maintain in full force and effect, for the continued benefit of Executive, his spouse and his dependents for a period of seven (7) years following the Date of Termination the medical, hospitalization, dental, and life insurance programs in which Executive, his spouse and his dependents were participating immediately prior to the Date of Termination at the level in effect and upon substantially the same terms and conditions (including without limitation contributions required by Executive for such benefits) as existed immediately prior to the Date of Termination; provided, that, if Executive, his spouse or his dependents cannot continue to participate in the Company programs providing such benefits, the Company shall arrange to provide Executive, his spouse and his dependents with the economic equivalent of such benefits which they otherwise would have been entitled to receive under such plans and programs (“Continued Benefits”), provided, further, that, such Continued Benefits shall terminate on the date or dates Executive receives equivalent coverage and benefits, without waiting period or pre-existing condition limitations, under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit, basis); and

(iii)	by no later than the date required under Section 409A of the Internal Revenue Code and the regulations and rules thereunder (collectively, “Section 409A”), the Company shall reimburse Executive pursuant to Section 5 for all expenses described therein that Executive incurred, but for which Executive did not yet receive reimbursement, prior to the Date of Termination (such reimbursements, the “Reimbursement Amounts”); and

(iv)	Executive shall be entitled to any other rights, compensation and/or benefits as may be due to Executive in accordance with the terms and provisions of any agreements, plans or programs of the Company (the “Accrued Benefits”) and

(v)	Notwithstanding the terms or conditions of any stock option, stock appreciation right or similar agreements between the Company and Executive to the contrary, and for purposes thereof, such agreements shall be deemed to be amended in accordance with this Section 8(a)(v) (if need be as of the Date of Termination) and neither the Company, the Board nor the Committee shall take or assert any position contrary to the foregoing: (A) Executive shall vest, as of the Date of Termination, in all rights under such agreements (including, without limitation, any stock options and restricted stock awards outstanding and unvested immediately prior to the Date of Termination); and (B) with respect to any stock options and stock appreciation rights, on and after the Date of Termination Executive shall be permitted to exercise any and all such awards until the end of the original term of such awards or, as required by Section 409A, if earlier, the tenth anniversary of the date of grant of such awards (regardless of any termination of employment restrictions contained therein); and

(vi)	within five (5) business days following such termination, the Company shall pay to Executive a lump-sum payment equal to the amount of compensation or contributions (as the case may be) by the Company that Executive would have been entitled to receive (assuming he would have received the maximum amount payable or contributable under each plan or arrangement for any year) under any plan or arrangement he was then participating (or entitled to participate in) for a seven (7) year period following the Date of Termination; and

(vii)	Any and all insurance benefit plans or policies for the benefit of Executive shall become the sole property of Executive and, to the extent applicable, all of the Company’s rights therein (including repayment of premiums) shall be forfeited by the Company and, to the extent not already made, the Company shall make, at such time(s) as may be required under such insurance benefit plans or policies, all contributions or payments required to be made in order to maintain such policies for the year in which the Date of Termination occurs.
     (b) For Cause or By Executive Without Good Reason. If Executive’s employment is terminated by the Company for Cause or by Executive (other than for Good Reason or due to Executive’s death or Disability):
(i)	within five (5) business days following such termination, the Company shall pay Executive all Accrued Compensation; and

(ii)	by no later than the date required under Section 409A, the Company shall pay Executive all Reimbursement Amounts; and

(iii)	Executive shall be entitled to any other Accrued Benefits.

     (c) Disability. During any period that Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness (“Disability Period”), Executive shall continue to receive his full Base Salary set forth in Section 5(a) until his employment is terminated pursuant to Section 6(b). In the event Executive’s employment is terminated for Disability pursuant to Section 6(b):
(i)	the Company shall provide to Executive (A) within five (5) business days following such termination, all Accrued Compensation and a lump sum payment equal to the Prorata Bonus, (B) continued payment of Base Salary (at the rate in effect immediately prior to such termination) in accordance with the normal payroll practices of the Company for seven (7) years after such termination, and (C) Continued Benefits for seven (7) years after such termination; and

(ii)	by no later than the date required under Section 409A, the Company shall pay Executive all Reimbursement Amounts; and

(iii)	Executive shall be entitled to any other Accrued Benefits; and

(iv)	Within five (5) business days following such termination, the Company shall pay Executive a lump sum payment equal to the amount of compensation or contributions (as the case may be) by the Company that Executive would have been entitled to receive (assuming he would have received the maximum amount payable or contributable under each plan or arrangement for any year) under any plan or arrangement he was then participating (or entitled to participate in) for a seven (7) year period following the Date of Termination.
     (d) Death. If Executive’s employment is terminated by his death:
(i)	the Company shall pay in a lump sum to Executive’s beneficiary, legal representatives or estate, as the case may be, within five (5) business days following such termination, (A) all Accrued Compensation and (B) $1,000,000 (which may be paid through insurance);

(ii)	the Company shall provide Executive’s spouse and dependents with Continued Benefits for seven (7) years following such termination; and

(iii)	the Company shall pay Executive’s beneficiary, legal representatives, or estate, as the case may be, all Reimbursement Amounts; and

(iv)	Executive’s beneficiary, legal representatives or estate, as the case may be, shall be entitled to any other rights, compensation and benefits as may be due to any such persons or estate in accordance with the terms and provisions of any agreements, plans or programs of the Company; and
(v)	Executive’s beneficiary, legal representatives or estate, as the case may be shall be paid the amount of compensation or contributions (as the case may be) by the Company that Executive would have been entitled to receive (assuming he would have received the maximum amount payable or contributable under each plan or arrangement for any year) under any plan or arrangement he was then participating (or entitled to participate in) for a seven (7) year period following the Date of Termination.
     (e) Additional Payments.
(i)	Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company or any entity which effectuates a Change in Control (or other change in ownership or control within the meaning of Section 280G of the Code) to or for the benefit of Executive (the “Payments”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Company shall pay to Executive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any Excise Tax and income tax) imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions of Executive disallowed because of the inclusion of the Gross-Up Payment in Executive’s adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to (A) pay federal income taxes at the highest marginal rates of federal income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, (B) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes, and (C) have otherwise allowable deductions for federal income tax purposes at least equal to those which could be disallowed because of the inclusion of the Gross-Up Payment in Executive’s adjusted gross income.

(ii)	Subject to the provisions of Section 8(e)(i), all determinations required to be made under this Section 8(e), including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determinations, shall be made by a nationally recognized public accounting firm that is selected by Executive (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from the Company or Executive that there has been a Payment, or such earlier time as is requested by the Company or Executive (collectively, the “Determination”). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. The Gross-Up Payment under this Section 8(e) with respect to any Payments made to Executive shall be made no later than thirty (30) days following such Payment. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on Executive’s applicable federal income tax return should not result in the imposition of a negligence or similar penalty.

(iii)	As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”) or Gross-Up Payments are made by the Company which should not have been made (“Overpayment”), consistent with the calculations required to be made hereunder. In the event that Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid by the Company to or for the benefit of Executive. In the event the amount of the Gross-Up Payment exceeds the amount necessary to reimburse Executive for his Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the Internal Revenue Service) to or for the benefit of the Company. Executive shall cooperate, to the extent his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contest or disputes with the Internal Revenue Service in connection with the Excise Tax.

     9. Mitigation. Executive shall not be required to mitigate amounts payable under this Agreement by seeking other employment or otherwise, and there shall be no offset against amounts due Executive under this Agreement on account of subsequent employment except as specifically provided herein. Additionally, amounts owed to Executive under this Agreement shall not be offset by any claims the Company may have against Executive and the Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder, shall not be affected by any other circumstances, including, without limitation, any counterclaim, recoupment, defense or other right which the Company may have against Executive or others.
     10. Restrictive Covenants.
(i)	Confidential Information. Executive shall hold in a fiduciary capacity for the benefit of the Company all trade secrets and confidential information, knowledge or data relating to the Company and its businesses and investments, which shall have been obtained by Executive during Executive’s employment by the Company and which is not generally available public knowledge (other than by acts by Executive in violation of this Agreement). Except as may be required or appropriate in connection with his carrying out his duties under this Agreement, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company (in which case Executive shall use his reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction), communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform duties hereunder.

(ii)	Non-Solicitation. Executive hereby agrees, in consideration of his employment hereunder and in view of the confidential position to be held by Executive hereunder, that after his termination of employment in which he is entitled to the benefits set forth in Section 8(a) hereof and through the second anniversary thereof, Executive shall not directly or indirectly induce any employee of the Company to terminate such employment or to become employed by any other radio broadcasting station.

(iii)	Non-Competition. Executive hereby agrees, in consideration of his employment hereunder and in view of the confidential position to be held by Executive hereunder, that after his termination of employment in which he is entitled to the benefits set forth in Section 8(a) hereof and through the second anniversary thereof, he shall not be employed by or perform activities on behalf of, or have an ownership interest in, any person, firm, corporation or other entity, or in connection with any business enterprise, that is directly or indirectly engaged in any of the radio, television, or related business activities in which the Company and its subsidiaries have significant involvement as of Executive’s applicable Date of Termination (other than direct or beneficial ownership of up to five percent (5%) of any entity whether or not in the same or competing business).
(iv)	Blue Pencil. The parties hereby acknowledge that the restrictions in this Section 10 have been specifically negotiated and agreed to by the parties hereto, and are limited only to those restrictions necessary to protect the Company and its subsidiaries from unfair competition. The parties hereby agree that if the scope or enforceability of any provision, paragraph or subparagraph of this Section 10 is in any way disputed at any time, and should a court find that such restrictions are overly broad, the court may modify and enforce the covenant to the extent that it believes to be reasonable under the circumstances. Each provision, paragraph and subparagraph of this Section 10 is separable from every other provision, paragraph, and subparagraph and constitutes a separate and distinct covenant. Executive acknowledges that the Company operates in major, medium and small sized markets throughout the United States and North America and that the effect of Section 10(c) may be to prevent him from working in a competitive business after his termination of employment hereunder.

(v)	Remedies. Executive hereby expressly acknowledges that any breach or threatened breach by Executive of any of the terms set forth in Section 10 of this Agreement may result in significant and continuing injury to the Company, the monetary value of which would be impossible to establish or measure. Therefore, Executive agrees that the Company shall be entitled to apply for injunctive relief in a court of appropriate jurisdiction.
     11. Indemnification.
     (a) General. The Company agrees that if Executive is made a party or a threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that Executive is or was a trustee, director or officer of the Company or any subsidiary of the Company or is or was serving at the request of the Company or any subsidiary as a trustee, director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a trustee, director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, Executive shall be indemnified and held harmless by the Company to the fullest extent authorized by Texas law, as the same exists or may hereafter be amended, against all Expenses (as defined below) incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even if Executive has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and shall inure to the benefit of his heirs, executors and administrators.
     (b) Expenses. As used in this Agreement, the term “Expenses” shall include, without limitation, damages, losses, judgments, liabilities, fines, penalties, excise taxes, settlements, and costs, attorneys’ fees, accountants’ fees, and disbursements and costs of attachment or similar bonds, investigations, and any expenses of establishing a right to indemnification under this Agreement.
     (c) Enforcement. If a claim or request under this Agreement is not paid by the Company or on its behalf, within thirty (30) days after a written claim or request has been received by the Company, Executive may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim or request and if successful in whole or in part, Executive shall be entitled to be paid also the expenses of prosecuting such suit. All obligations for indemnification hereunder shall be subject to, and paid in accordance with, applicable Texas law.
     (d) Partial Indemnification. If Executive is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Expenses, but not, however, for the total amount thereof, the Company, shall nevertheless indemnify Executive for the portion of such Expenses to which Executive is entitled.
     (e) Advances of Expenses. Expenses incurred by Executive in connection with any Proceeding shall be paid by the Company in advance upon request of Executive that the Company pay such Expenses; but, only in the event that Executive shall have delivered in writing to the Company (i) an undertaking to reimburse the Company for Expenses with respect to which Executive is not entitled to indemnification and (ii) an affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Company has been met.
     (f) Notice of Claim. Executive shall give to the Company notice of any claim made against him for which indemnification will or could be sought under this Agreement. In addition, Executive shall give the Company such information and cooperation as it may reasonably require and as shall be within Executive’s power and at such times and places as are convenient for Executive.
     (g) Defense of Claim. With respect to any Proceeding as to which Executive notifies the Company of the commencement thereof:
(i)	The Company will be entitled to participate therein at its own expense; and

(ii)	Except as otherwise provided below, to the extent that it may wish, the Company will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Executive, which in the Company’s sole discretion may be regular counsel to the Company and may be counsel to other officers and directors of the Company or any subsidiary. Executive also shall have the right to employ his own counsel in such action, suit or proceeding if he reasonably concludes that failure to do so would involve a conflict of interest between the Company and Executive, and under such circumstances the fees and expenses of such counsel shall be at the expense of the Company.
(iii)	The Company shall not be liable to indemnify Executive under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on Executive without Executive’s written consent. Neither the Company nor Executive will unreasonably withhold or delay their consent to any proposed settlement.
     (h) Non-exclusivity. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which Executive may have or hereafter may acquire under any statute, provision of the declaration of trust or certificate of incorporation or by-laws of the Company or any subsidiary, agreement, vote of shareholders or disinterested directors or trustees or otherwise.
     12. Arbitration. Except as provided for in Section 10 of this Agreement, if any contest or dispute arises between the parties with respect to this Agreement, such contest or dispute shall be submitted to binding arbitration for resolution in San Antonio, Texas in accordance with the rules and procedures of the Employment Dispute Resolution Rules of the American Arbitration Association then in effect. The decision of the arbitrator shall be final and binding on both parties, and any court of competent jurisdiction may enter judgment upon the award. The Company shall pay all expenses relating to such arbitration, including, but not limited to, Executive’s legal fees and expenses, regardless of the outcome of such arbitration.
     13. Successors; Binding Agreement.
     (a) Company’s Successors. No rights or obligations of the Company under this Agreement may be assigned or transferred except that the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to its business and/or assets (by merger, purchase or otherwise), or, in the event of any spin-off of any subsidiary of the Company, such subsidiary (or any successor thereof) which executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law. Notwithstanding the foregoing, the Company may only assign or transfer its rights or obligations to a successor entity that is solvent and is intended to continue as a going concern.
     (b) Executive’s Successors. No rights or obligations of Executive under this Agreement may be assigned or transferred by Executive other than his rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution. Upon Executive’s death, this Agreement and all rights of Executive hereunder shall inure to the benefit of and be enforceable by Executive’s beneficiary or beneficiaries, personal or legal representatives, or estate, to the extent any such person succeeds to Executive’s interests under this Agreement. Executive shall be entitled to select and change a beneficiary or beneficiaries to receive any benefit or compensation payable hereunder following Executive’s death by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of his incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to his beneficiary(ies), estate or other legal representative(s). If Executive should die following his Date of Termination while any amounts would still be payable to him hereunder if he had continued to live, all such amounts unless otherwise provided herein shall be paid in accordance with the terms of this Agreement to such person or persons so appointed in writing by Executive, or otherwise to his legal representatives or estate.
     14. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:
If to Executive:
Mark Mays
200 East Basse Road
San Antonio, Texas 78209
If to the Company:
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, Texas 78209
Attention: Secretary
and
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, Texas 78209
Attention: General Counsel
with a copy to:
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue
Suite 4100
Dallas, Texas
Attention: J. Kenneth Menges, Jr

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
     15. NonDisparagement. In the event of any termination of Executive’s employment, neither the Company nor Executive shall issue any press release or other public statement or make any statement (and the Company shall further use its commercially reasonable efforts to prevent any director, officer, or employees of the Company and its subsidiaries (any of the foregoing, a “Company Affiliate”) from issuing any press release or other public statement or making any statement), directly or through any entity or intermediary, which is reasonably intended or reasonably likely to become public, that is derogatory or disparaging of, or damaging to, that alleges improper conduct by, or that is reasonably likely or intended to cause damage or embarrassment (any such statement, a “Prohibited Statement”) to Executive, the Company or any the Company Affiliate, as applicable; provided, however, that each of Executive, the Company and any the Company Affiliate, as applicable, shall be permitted to: (i) make any statement that is required by applicable securities laws or other laws to be included in a filing or disclosure document; (ii) defend itself or himself (as applicable) against any statement made by Executive, the Company or any the Company Affiliate, as applicable, that is a Prohibited Statement regarding Executive, the Company or any the Company Affiliate, as applicable, so long as the defending party (Executive, the Company or the Company Affiliate, as applicable), (x) reasonably believes that the statements made in such defense of a Prohibited Statement are not false statements and (y) makes statements in such defense that are directly responsive to the Prohibited Statement; and (iii) provide truthful testimony in any legal proceeding; provided, further, in the case of (i) and (iii) above, each party hereto shall provide the other party hereto with reasonable advance notice of such statement or testimony. Also in the event of any termination of Executive’s employment, the Company shall provide Executive and Executive’s counsel a reasonable period of time to review and comment on any press release to be issued by the Company in respect of such termination, and the Company is prohibited from issuing any such press release unless and until Executive approves the press release, which approval shall not be unreasonably withheld.
     16. Miscellaneous. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by Executive and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement shall survive Executive’s termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Texas without regard to its conflicts of law principles.
     17. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
     19. Entire Agreement. Except as other provided herein, this Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter. Except as other provided herein, any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled; provided, however, that, notwithstanding anything set forth in this Section 19, in the event that the closing of the Merger occurs, this Agreement shall become void ab initio and the Amended and Restated Employment Agreement dated as of March 10, 2005 by and between the Company and Executive, as amended by the Second Amendment, shall be in full force and effect.
     20. Withholding. All payments hereunder shall be subject to any required withholding of Federal, state and local taxes pursuant to any applicable law or regulation.
     21. Noncontravention. The Company represents that the Company is not prevented from entering into, or performing this Agreement by the terms of any law, order, rule or regulation, its by-laws or declaration of trust, or any agreement to which it is a party, other than which would not have a material adverse effect on the Company’s ability to enter into or perform this Agreement.
     22. Compliance with Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder, including payments for continued health benefits, (without any reduction in such payments or benefits ultimately paid or provided to Executive, including, for the avoidance of doubt, reimbursement for expenses paid by Executive to elect and pay for continuation of health care coverage in accordance with COBRA during such period) until the date that is six months and one day following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax.
     23. Section Headings. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

CLEAR CHANNEL COMMUNICATIONS, INC.
By:	/s/
Name:
Title:

[Signature Page to Employment Agreement]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

EXECUTIVE:
/s/ Randall Mays
Randall Mays

[Signature Page to Employment Agreement]